

Mail Stop 4631

April 13, 2017

Via E-mail
Mr. John S. Peterson
Chief Financial Officer
TopBuild Corp.
475 North Williamson Boulevard
Daytona Beach, FL 32114

      Re: **TopBuild Corp.**
                Form 10-K for Fiscal Year Ended December 31, 2016
                Filed February 28, 2017
                File No. 1-36870

Dear Mr. Peterson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page 38

1.   We note your policy disclosure which states that you recognize revenue for your Installation Segment "by order within the contract," based on the amount of material installed and associated labor. We note you previously disclosed the use of the percentage of completion method for these revenues. Please tell us if your revenue

recognition policy has changed and clarify for us and in your disclosure, the meaning of the term "by order within the contract." To the extent your accounting policy has changed, please clarify for us the basis for the change and the accounting guidance you are currently following.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction